UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
1. Name and Address of Reporting Person
   Primus Capital Fund III, Limited Partnership
   1375 E. Ninth Street, Suite 2700
   Cleveland, OH  44114
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   04/09/97
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   Preferred Networks, Inc.
   PFNT
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |521,250(1)            |D(1)            |                                               |
-----------------------------------------------------------------------------------------------------------------------------------|
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
Explanation of
Responses:
	(1) Primus Venture Partners III Limited Partnership, an Ohio limited partnership ("Primus Venture III"), is the sole general partner of the
Reporting Person, and Primus Venture Partners, Inc.,
an Ohio corporation, is the sole general partner of Primus Venture III.  By virtue of the relationships described above, Primus and Primus Venture III may be deemed to control the Reporting Person
and possess indirect beneficial ownership of the securities of the Issuer directly beneficially held by the Reporting Person.  Each of Primus and Primus
Venture III disclaims any pecuniary interest
in any Issuer securities, other than to the extent of such person's indirect proportionate interest in the Reporting Person.
	On April 9, 1997, the Reporting Person and certain other stockholders of the
Issuer (the "Stockholders") committed to invest an aggregate of $15 million in newly issued Class A
Preferred Stock and warrants of the Issuer (the "Investment").  The Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to evidence
the Investment and approval by the Issuer's shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the Investment will be closed or that the
terms and conditions of the Investment will not
change.
	As result of the foregoing, each of the Reporting Person, Primus and Primus
Venture III may be deemed to be a member of a group holding in excess of 10% of the Issuer's Common
Stock.  However, the Reporting Person, Primus and Primus Venture III each disclaim beneficial ownership of, and any pecuniary interest in, any Issuer securities held by the Stockholders.
Joint Filer Name:	Primus Venture Partners III Limited
Partnership
Address: 1375 E. Ninth Street, Suite
2700,
	    Cleveland, Ohio
44114
Signature:
__________________________________
	Managing Director of Primus Venture Partners, Inc., General
Partner
Joint Filer Name:	Primus Venture Partners,
Inc.
Address: 1375 E. Ninth Street, Suite
2700,
	    Cleveland, Ohio
44114
Signature:
__________________________________
	Managing
Director
SIGNATURE OF REPORTING PERSON
Steve Rothman, Primus Venture Partners, Inc., G.P. of G.P.
DATE
04/18/97